Securities and Exchange Commission
Page 2
July 2, 2008

              [JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]


July 2, 2008


EDGAR


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Jackson National Separate Account - I ("Registrant")
         File Nos. 333-70472 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 54 under the Securities Act of 1933, and Amendment No. 158 under the Investment Company Act of 1940, to the registration statement. We are making this filing under rule 485(a)(1) of the Securities Act of 1933.

The proposed disclosure, in supplement format, reflects no novel issues. We revised an existing Guaranteed Minimum Income Benefit (GMIB)("FutureGuard 6") to eliminate a component "cap". We also increased the charge of this GMIB. In addition, we revised our existing For Life Guaranteed Minimum Withdrawal Benefit
(GMWB) with Bonus and Annual Step-Up ("LifeGuard Freedom") and our existing Joint For Life GMWB with Bonus and Annual Step-Up ("LifeGuard Freedom With Joint Option") to allow for bonus period "re-starts". We also introduced five new optional death benefits and closed two existing optional death benefits. Lastly, we revised an existing optional death benefit and offered several conversion choices within our GMWBs.

Please note that three more offerings of the same separate account will contain the GMIB change, and several more offerings will contain the GMWB revisions. Regarding these additional offerings, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Following are the representations requested in the Commission's press release dated June 24, 2004:

     STATEMENT OF REGISTRANT'S POSITION

     Notwithstanding our providing below the requested acknowledgements, we respectfully disagree with your characterization of them as a "'Tandy' Representation." The term has, in fact, taken on a special meaning with adverse connotations in the lexicon of securities law terminology. As originally developed and so used until recently, the Tandy letter procedure reflected a compromise where a registrant sought to go effective immediately notwithstanding the SEC staff having commenced an inquiry into a possible securities law violation by the registrant. We are aware of no such inquiry.

     TANDY ACKNOWLEDGEMENTS

     We hereby acknowledge and agree as follows:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, Registrant reserves all rights, in the event of litigation, to make use of its participation in the comment process and the record of correspondence between Registrant and the Staff to the extent legally permissible and consistent with the foregoing representations.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of this filing, as well as the Application.

Please  call or e-mail me with your  questions  or  comments.  My direct line is
(517) 367-3835, and my e-mail address is tony.dowling@jnli.com.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel